FOIA confidential treatment requested by APA Corporation

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

August 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brad Skinner and Sandra Wall

Re:	APA Corporation

Annual Report on Form 10-K for the fiscal year ended December 31, 2023

Filed February 22, 2024

File No. 001-40144

Ladies and Gentlemen:

Set forth below are the responses of APA Corporation, a Delaware corporation (“we,” “our,” or the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, File No. 001-40144 (the “Form 10-K”), filed with the Commission on February 22, 2024.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type. All references to page numbers and captions correspond to the Form 10-K unless otherwise indicated.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (“Rule 83”), the Company is requesting confidential treatment for the Company’s response to Comment 2 below, which has been redacted from the version of this response letter filed via EDGAR and marked by bracketed asterisks (“[***]”) (the “Redacted Information”). In accordance with Rule 83, the Company requests the Redacted Information be maintained in confidence, not be made part of any public record, and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”). A complete unredacted copy of this response letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

APA Corporation   2000 W Sam Houston Pkwy S, Suite 200, Houston, TX 77042 | apacorp.com

FOIA confidential treatment requested by APA Corporation

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

Annual Report on Form 10-K for the fiscal year ended December 31, 2023

Operating Areas

Other Exploration, page 6

1.

You disclose that successful appraisal of two key oil discoveries “confirmed combined recoverable resources of an estimated 700 million barrels of oil for the two fields”. Please note that disclosure of quantities other than reserves in an annual report on Form 10-K is generally prohibited. See the instruction to Item 1202 of Regulation S-K and revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment. The Company will not disclose estimates of oil or gas resources other than reserves, or any estimated values of such resources, in any future documents publicly filed with the Commission. Set forth below is the disclosure from page 6 of the Form 10-K revised to comply with the Staff’s request as an example of the type of disclosure we intend to include in future public filings with the Commission.

“During 2023, the Company and TotalEnergies announced the launch of development studies for a large oil project in Block 58, offshore Suriname. The results from the drilling and testing of two wells at Sapakara South and three wells at Krabdagu confirmed our geologic, geophysical, and reservoir models for the fields. These fields, located in water depths between 100 and 1,000 meters, are expected to be produced through a system of subsea wells connected to a floating production, storage and offloading unit located 150 kilometers off the Suriname coast, with an oil production capacity of 200,000 b/d. Detailed engineering studies are underway, and a final investment decision is expected by year-end 2024, with a first production target in 2028. No additional drilling is anticipated on Block 58 through the end of 2024.”

Business Overview

Upstream Exploration and Production

Drilling Statistics, page 7

2.

We note that 7.7 net wells (10%) of the 73.8 net development wells drilled in Egypt during 2023 were dry; however, during the prior five years (2018 to 2022) only 3 net development wells (1%) of the total 226.7 net development wells drilled in Egypt were dry. Please provide as supplemental information a reasonably detailed explanation for the higher dry hole rate during 2023, including any effect on your future development plans in Egypt. Additionally, tell us the following:

a.

Whether any proved undeveloped reserves were included for the 7.7 net dry wells at year-end 2022, and if so, the quantity of those reserves and where the downward revision is reflected in the 2023 reserve roll-forward;

b.	Whether and how actual drilling results differed from assumptions underlying the decision to drill these wells;

FOIA confidential treatment requested by APA Corporation

Pursuant to 17 C.F.R. § 200.83 (Rule 83)

c.	Whether the results on these wells led you to reevaluate reserve estimates for any other wells; and,

d.	Where any downward revisions attributable to any related wells are reflected in the 2023 reserve roll-forward.

Response:

[***]

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 296-6800 or to Courtney Cochran Butler, outside counsel to the Company, at (713) 220-4396.

Very truly yours,

APA CORPORATION

By:	/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Senior Vice President, Chief Accounting Officer, and Controller

cc:	Courtney Cochran Butler (By Email)

Hunton Andrews Kurth LLP

600 Travis, Suite 4200

Houston, TX 77002

CourtneyButler@HuntonAK.com